World Trade Center East Two Seaport Lane Suite 300 Boston, MA 02210-2028 (617) 946-4800 fax (617) 946-4801 www.seyfarth.com
(617) 946 4853 gwhite@seyfarth.com

March 16, 2009

VIA EDGAR

Russell Mancuso
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street NE
Washington, DC 20549

Re:	SinoHub, Inc.
Amendment No. 2 to Registration
Statement on Form S-1
Filed January 20, 2009
File No. 333-154731

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to SinoHub, Inc. (the “Company”) dated February 4, 2009.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Prospectus Summary, page 1

Staff Comment 1:               Please reconcile your statement in the first paragraph regarding a reverse stock split effected in June 2008 with the statement in your information statement filed June 24, 2008 that the split will occur approximately 20 days after mailing the information statement and that the information statement was to be mailed “on or about” June 27, 2008.

1.  We have revised the statement in the first paragraph to indicate that the reverse stock split became effective on the over-the-counter bulletin board (the “OTCBB”) on July 18, 2008.  As indicated in the information statement, the split was approved by the shareholders by written consent dated as of June 6, 2008 and became effective 20 days after the mailing of the information statement.

Russell Mancuso March 16, 2009 Page 2

Staff Comment 2:               We reissue prior comment 3. Please ensure that your prospectus summary does not include disproportionate emphasis on your supply chain management business relative to its contribution to your revenue. From your disclosure on page 10, it appears that you are primarily a supplier of electronic components.

2.  We have revised the description of the Company’s business on page 24.  With respect to this and the following comment, we note that while supply chain management directly provides only a small portion of the Company’s revenues it also is the primary impetus for customers to purchase electronic components through the Company and accordingly the Company believes that some extended discussion of supply chain management is warranted.

Staff Comment 3:               Likewise, the more detailed description of your business later in your document should not disproportionately represent your supply chain management business. That disclosure should fully describe your electronic components business with all disclosure required by Regulation S-K Item 101 for that business, including specific information regarding which electronic components you sell and how the mix of products has changed during the periods that you are required to describe.

3.  We have revised the description of the Company’s business in the MD&A section on page 14.

Staff Comment 4:               Regarding your response to the seventh bullet of prior comment 15:

•	Tell us with specificity where in the agreement the trustee agrees not to encumber the securities without the consent of SinoHub;
▪	Discuss the conflicts of interest and potential termination of the trust; and
▪	Identify counsel mentioned in the last paragraph of the risk factor, and file counsel’s consent as an exhibit.

4.  SinoHub Electronics Shenzhen Limited is our wholly-owned subsidiary organized as a wholly-owned foreign enterprise under the laws of the PRC (“SinoHub China”) to facilitate our operations in China.  In order to take advantage of favorable treatment available to enterprises whose registered owners are PRC citizens under certain PRC import/export regulations, SinoHub China organized its wholly-owned subsidiary SinoHub SCM Shenzhen Limited under the laws of PRC (the “China Sub”) and on January 30, 2008 entered into a declaration of trust with Ms. Hantao Cui, a citizen of the PRC, as trustee (the “Trustee”), which provided for the registration of all of the ownership interests of China Sub in the name of Ms. Cui and the retention of all of the beneficial ownership interests in China Sub by the SinoHub China.  While the trustee is the record owner of the shares of China Sub, SinoHub China, as sole beneficial owner of China Sub, retained all rights and interests in China Sub, and the Trustee may only exercise those rights with respect to China Sub that are expressly conveyed to the Trustee in the declaration of trust.  The declaration of trust did not convey to the Trustee any authority to encumber its interest in China Sub.  In general, the Trustee may not undertake any actions under the declaration of trust with respect to China Sub unless it first receives instructions from SinoHub China.

Russell Mancuso March 16, 2009 Page 3

We note that the Trustee is the spouse of Lei Xia, our President.  Based upon the terms and conditions of the declaration of trust, we do not believe that there is any conflict of interest between the Trustee and us or SinoHub China.

We have revised the language in the risk factor relating to the trust as appropriate.  We have stricken the reference to having the opinion of Chinese counsel.

Future Sales of our Securities, page 6

Staff Comment 5:               Please reconcile the date of the expiration of the lock-ups disclosed here with the information your Form 8-K filed May 15, 2008. If you subsequently amended the lock-ups, please tell us which exhibit represents the amendment.

5.  We have revised the disclosure in the registration statement to indicate that the lock-ups expire May 14, 2009.  There was no subsequent amendment of the lock-ups.

History, page 8

Staff Comment 6:               We reissue prior comment 5. This section continues to refer to you as if you were not an “over-the-counter bulletin board shell company” at the time you acquired your operations in China. Please revise to state clearly when you became a company with reporting obligations under the Exchange Act and when the price of your securities began to be reported on the over-the-counter bulletin board relative to when you acquired your operations in China. Likewise, at the bottom of page 11, you refer to “a publicly traded company” as if it were a third party; if you are referring to your acquisition of your current operations through the merger, please say so clearly.

6.  Liberty Alliance, Inc. became a voluntary reporting company under the Exchange Act when it filed with the Commission a registration statement on Form 10 on August 1, 2007.  The price of shares of common stock of Liberty Alliance began to be reported on the OTCBB on November 14, 2007 under the symbol “LBTI.”  After completion of the merger of SinoHub, Inc. into a wholly-owned subsidiary of Liberty Alliance on May 20, 2008, Liberty Alliance undertook certain stockholder actions to amend its charter to change the name of the Company to SinoHub, Inc., effect a 3.5-to-1 reverse stock split of the Company’s common stock, and to effect the reporting of the Company’s common stock on the OTCBB.  On July 18, 2008, the Company’s name change and reverse stock split became effective, and its common stock began to be reported on the OTCBB under the new stock symbol “SIHI.”

We have revised the disclosure in the “History and Basis of Reporting” section on page 15 to clarify these points.

Russell Mancuso March 16, 2009 Page 4

Business Operations, page 9

Staff Comment 7:               We note your responses to prior comments 3 and 6; however, it remains unclear how the “SCM business” described in the first paragraph of this section differs from the VMI “order procurement” program mentioned in the third paragraph. Also, it is unclear how these programs differ from the spot orders you describe in the fourth paragraph. Please revise for clarity.

7.  We have revised the disclosure in Business Operations section on page 15 to clarify the differences between the various lines of the Company’s business.

Gross Profit, page 10

Staff Comment 8:               With a view toward more complete disclosure, please tell us whether the market for the type of electronic components you sell are experiencing margin trends and how you are responding to those trends.

8.    The technology for the electronic components that are used in mobile phones (approximately 70% of our current business) changes very rapidly, we believe there are no typical margin trends for our business as a whole or for specific components which we sell.  We believe that the margins on components typically fluctuate with the product lifecycles and that these lifecycles, although difficult to predict from a timing standpoint, can be described in terms of their general impact on our business.

We have revised the disclosure in the Gross Profit section on page 17 to provide additional information with respect to margin trends for the electronic components and the Company’s response to such trends.

Liquidity and Capital Resources, page 12

Staff Comment 9:               From your revisions in response to prior comment 9, the following remains unclear:

•	the terms on which you “advance money” to your VMI customers as mentioned here and the terms on which you “finance the purchase price” as mentioned on page 24;

•	the effect on your liquidity of such transactions;

•	the portion of your business that relies on these arrangements; and

•
the trends that you have experienced in your cost of capital. Your disclosure that your cost of capital declined does not discuss or explain how you determined your cost of capital or quantify the amount of the decline.

Russell Mancuso March 16, 2009 Page 5

It also remains unclear why you have not included a risk factor to highlight your borrowing to fund VMI projects.

Therefore, we reissue the comment.

9.  We do not advance funds to any of our customers, except with respect to refunds of Value Added Tax for products shipped outside of China, for which we have a dedicated line of credit and minimal risk that the amounts will not be repaid for an extended period of time.  Our “procurement-fulfillment” (previously referred to as “VMI”) customers will furnish us with an order specifying a list of parts and quantities and generally pay a deposit of between 15-20% of the order size.  We coordinate with various suppliers to obtain the parts required to fill the procurement-fulfillment order and we fund these acquisitions from working capital and borrowings under its existing bank lines.  After we have obtained all of the parts in the required quantities to fill a procurement-fulfillment order, we notify the procurement-fulfillment customer and deliver the materials and collect payment from the procurement-fulfillment customer in the ordinary course of business and repay any borrowed amounts from our lenders.  Approximately 35% of our revenues are derived from our procurement-fulfillment business.  Generally, borrowings from our lenders have not exceeded $6,000,000, or 53% of our available capacity.  As a supply chain management service provider, we do not manufacture any of the component products that we supply.  Consequently, the interest expense on borrowings from our lenders is the only cost of capital that we incur.  Currently, the interest rates under our borrowing arrangements with our lenders range from 5% to 6.83%, and our outstanding borrowings of $2,300,000 at February 28, 2009 had a weighted average interest rate of 5.5%.

We have revised the disclosure on page 24 to clarify these points.

Cash Flows from Operating Activities, page 13

Staff Comment 10:               We reissue prior comment 10. It is unclear how your changes address the comment.

10.  We have further revised the disclosure in this section to clarify that the Company takes deposits from customers rather than giving deposits to customers.

Cash Flows from Financing Activities, page 18

Staff Comment 11:               We note your disclosure here that you discontinued your related-party program in the fourth quarter of 2008 because of your “recently” established Hong Kong operations. However, on page 20, you disclose that the Hong Kong corporation, B2B Chips, was incorporated in 2006. Please clarify what you mean by “recently” and, in an appropriate section of your document, explain the reasons for the period between that time and the discontinuation of the related-party program.

Russell Mancuso March 16, 2009 Page 6

11.
B2B Chips was incorporated in 2006 with an eye toward building a Web based platform for electronic component purchases and sales. It was only in late 2007 that we realized the need to use B2B Chips to take over the functions for which we had used GenNext up until that time. The transition from GenNext to B2B Chips involved re-writing contracts with customers and building banking relationships which took a substantial amount of time.  We used GenNext’s services through the 4th quarter of 2008 while B2B Chips established a bank account in China and have ceased using their services commencing in the first quarter of 2009.  We have revised the disclosure in this section to clarify the points raised by the Commission in their comment.

Business Operations, page 18

Staff Comment 12:               Regarding your response to prior comment 13:

•	disclose the date that the relevant credit facility with China Construction Bank expires;

•	tell us where you filed as exhibits the Hong Feng Paper guarantees;

•	disclose why the bank is requiring you to pay the guarantor $80,000; and

•	disclose why Hong Feng Paper is guaranteeing your obligations. For example, is Hong Feng Paper related to you? If so, how is Hong Feng Paper related to you?

12.  The term of the trade financing loan with China Construction Bank starts on August 22, 2008, and ends on August 21, 2009.  The Hong Feng Paper guarantee is being filed with Amendment No. 3 as Exhibit 10.24. We have revised the disclosure with respect to the $80,000 fee, and the additional $70,000 fee for a second guarantee referenced in that section to clarify that the fees are a requirement of the guarantor and not the bank.  Hong Feng Paper has agreed to provide the guarantees for the fees listed.  Other than the guarantees and the ownership by a principal of Hong Feng Paper of under 5% of the Company’s common stock, Hong Feng Paper does not have a relationship with the Company.

Staff Comment 13:               We note your response to prior comment 42. Please tell us how you determined that:

•	the letter of credit facility filed as exhibit 10.10 is available through May 2009. It appears that from page 1 of exhibit 10.10 that the facility is available through August 21, 2009;

•	the letter of credit facility filed as exhibit 10.11 is available through December 2009. It appears from page 1 of exhibit 10.11 that the facility is through September 25, 2009;

•	the line of credit is available through December 2009. It appears from section 3 of exhibit 10.12 that the credit line is available through May 11, 2009; and

Russell Mancuso March 16, 2009 Page 7

•	the draws on the line of credit agreement filed as exhibit 10.12 currently bear interest at 7.1%.

Also, tell us where you filed as an exhibit the general credit line contract referred to in section I of exhibit 10.11. We note that section 1 states the contract filed is a sub-contract of the general credit line contract.

13.  We have revised the disclosure to conform to the contracts.  The general credit line contract is the revolving line of credit facility filed with Amendment No. 3 as Exhibit 10.12.

Subsidiaries, page 18

Staff Comment 14:               We note from the diagram that you now include SinoHub International, Inc. as a subsidiary; however, you did not include SinoHub International in exhibit 21.1. Please advise or revise. Also, tell us how you determined that SinoHub SCM Shenzhen, Ltd. is a wholly owned subsidiary as disclosed in exhibit 21.1

14.  The Exhibit 21.1 previously incorporated by reference in the Registration Statement was filed prior to the former SinoHub Inc.’s change of name to SinoHub International, Inc.  We have revised Exhibit 21.1 to reflect SinoHub International, Inc.’s current name and to clarify the relationship of SinoHub SCM Shenzhen, Ltd. to the Company resulting from the declaration of the trust.  The revised Exhibit 21.1 is filed with Amendment No. 3 to the Registration Statement.

Staff Comment 15:               We note your response to prior comment 14. Please briefly disclose how the reason for the use of two subsidiaries to conduct the same business in separate geographic areas is driven by the laws of the People’s Republic of China.

15.  It is the Company’s understanding that in China to do business in a city or a tax free zone, one needs to do business through a company that is registered in that city or tax free zone.

Staff Comment 16:               We reissue the fourth bullet of prior comment 15 in part. Please disclose who “considers” SinoHub SCM Shenzhen, Ltd. your wholly owned subsidiary as a result of the trust.

16.  We have revised this reference to SinoHub SCM Shenzhen, Ltd. to eliminate the statement that it is considered a wholly owned subsidiary.

Staff Comment 17:               We note your response to the fifth bullet of prior comment 15 that a “majority” of the products you sell are imported by SinoHub SCM Shenzhen. Please revise to quantify the “majority” or otherwise provide more specific disclosure.

17.  We have revised the disclosure accordingly.

Staff Comment 18:               We reissue the sixth bullet of prior comment 15. It appears that you did not revise the disclosure to clarify how the trust can be terminated.

Russell Mancuso March 16, 2009 Page 8

18.  We have revised the disclosure to clarify that while the declaration of trust does not expressly provide for the trust’s termination, .SinoHub Electronics Shenzhen, Ltd. has the power to effectively terminate the trust by causing the distribution of the trust’s assets.

Staff Comment 19:               Please disclose your relationship with Hantao Cui. Also provide additional information regarding the trustee so that investors can understand the trustee’s business. For example, is the trustee a lawyer? Is the trustee’s occupation serving as trustee for you and other companies?

19.  As noted in our response to comment 4, Ms. Cui is the spouse of Lei Xia, our President.  We have revised the disclosure to provide additional information with respect to Ms. Cui.  She is neither a professional trustee nor a lawyer.

Staff Comment 20:               Please disclose when each subsidiary obtained its import/export license. Also disclose the material terms of the license, including the duration and termination provisions.

20. We have revised the disclosure to provide the requested information with respect to the import/export licenses.

SinoHub SCM Services, page 23

Staff Comment 21:               We note your response to prior comment 21. Please clarify which services you sell to suppliers and which you sell to manufacturers. Also, expand your Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss separately the results of sales to these different types of customers during the periods presented. For example, does the business from these customers generate different revenue, margins, and trends?

21.  We have revised the disclosure to provide the additional information requested.

Directors and Executive Officers, page 27

Staff Comment 22:               Please state clearly in your table the date that the individuals became directors and executive officers of the registrant. While you should also include disclosure regarding the individuals’ experience with the operations you acquired in China in 2008, you should not imply that the individuals were serving the registrant before the acquisition in 2008 if they were not in fact doing so.

22.  We have revised the disclosure with respect to directors and executive officers to indicate the dates the individuals began in such capacities and to distinguish service with the acquired company from service with the registrant.

Russell Mancuso March 16, 2009 Page 9

Staff Comment 23:               Please reconcile the disclosure that Mr. Xia is the president and Mr. Li is the chief financial officer with section 2 of exhibits 10.21 and 10.23 that require these individuals to serve as chief executive officer.

23.  The titles specified in those exhibits were typographical errors.  The Company has corrected the errors and is filing updated exhibits with Amendment No. 3 to the registration statement.

Summary Compensation Table, page 29

Staff Comment 24:               Please include a row in the table for each individual serving as your principal executive officer during the last completed fiscal year, even if you did not provide compensation to that individual.

24.  We have revised the table to include Steven White, who was principal executive officer of the public shell company prior to the reverse merger.

Outstanding Equity Awards at Fiscal Year End, page 29

Staff Comment 25:               We note your disclose in footnote 1 that the board determined the market value was $.19 per share on December 31, 2008. We also note that you disclosed in previous amendment the board determined the market value was $.19 per share at December 31, 2007. Please tell us how the board determined that your shares had the same value on both dates.

25.  The reference to the market value being $.19 per share on December 31, 2008 was a typographical error and has been corrected in the registration statement.  The actual value on that date was $2.35, the closing trading price of the stock on the preceding business day, which was the methodology used by the Board at that time to price stock option grants.  We have revised the disclosure accordingly.

Because the merger of Liberty Alliance and SinoHub that was completed on May 20, 2008 was a reverse merger pursuant to which SinoHub was the accounting acquirer, SinoHub became the successor to all of Liberty Alliance’s reporting obligations under the Exchange Act and the historical financial statements of SinoHub became the historical financial statements of the reporting company as of May 20, 2008.  The value of our outstanding equity awards as of December 31, 2008 was based upon the last reported sales price for our common stock in 2008, which was $0.19.  At December 31, 2007, SinoHub’s shares of common stock were not listed on an exchange or reported on any over-the-counter market.  In determining the value of outstanding equity awards as of December 31, 2007, our board of directors arbitrarily determined the market value of SinoHub’s common stock based upon available information about SinoHub’s contemporaneously completed issuance of approximately $1.3 million of shares of series C preferred stock in November 2007 and December 2007 at a per share issue price of $0.78 per share.  In consideration of the liquidation and distribution preferences of the Series C preferred stock, its redemption rights, and the contractual registration rights of the holders of the series C preferred shares, our board of directors determined to value the shares of the SinoHub common stock at December 31, 2007 at approximately a 75% discount to the series C preferred stock, or $0.19 per share.

Russell Mancuso March 16, 2009 Page 10

Director Compensation, page 29

Staff Comment 26:                                           Pleas provide the director compensation table required by Regulation S-K Item 402.

26.  We have revised the Registration Statement to provide the required table.

Employment Contracts, page 29

Staff Comment 27:               Regarding your response to prior comment 26:

•	tell us, with a view to disclosure, why Messrs. Cochran, Xia and Li are employed by the registrant’s subsidiaries rather than directly by the registrant; and

•
provide the disclosure required by Item 402(q)(2) of Regulation S-K. For example, we note section 6 of the employment agreements with Messrs. Cochran, Xia and Li filed as exhibits 10.19, 10.21 and 10.23.

27.  Messrs. Cochran, Xia and Li are employed by the Company’s principal subsidiaries that are located in the areas where they spend most of their time, Shenzhen and Hong Kong. Were they to be employed by SinoHub, Inc. in the USA, it would make it very difficult for Mr. Cochran and Mr. Xia (both US citizens) to get Shenzhen resident permits.  In Mr. Li’s case, since he is a Chinese citizen, if he were to be employed by SinoHub, Inc. in the US it might raise potential issues for him, including obtaining the requisite work permits and possible tax liability.

We have added the disclosure required by Item 402(q)(2) of Regulation S-K to the registration statement.

Certain Relationships and Related Transactions, page 31

Staff Comment 28:               With a view toward clarified disclosure, please tell us why and how the disclosed numbers of shares were “adjusted for the recapitalization.”

28.  Where shares of common stock were issued by the former SinoHub, Inc. prior to its merger with Liberty Alliance on May 20, 2008 or by Liberty Alliance prior to the July 18, 2008 3.5-to-1 reverse stock split, the number of those shares reported throughout the Form S-1 registration statement have been adjusted to account for the 3.718425 exchange ratio in the merger and the result of the reverse stock split, as applicable, such that the number of shares identified is the actual number of shares of our common stock today.  We have revised the disclosure in the “Prospectus Summary” section on page 1 of the registration statement with a notation at the beginning of the prospectus to clarify that all such historical shares have been so adjusted and have eliminated the parenthetical citations to share numbers being “adjusted for the recapitalization” throughout the document to avoid confusion.

Russell Mancuso March 16, 2009 Page 11

Staff Comment 29:               We note your disclosure on page 28 in response to prior comment 23. Please tell us why this section does not discuss the transactions with Xin Jun Long.

29.  We did not disclose the transactions with Xin Jun Long in this section because Zan Wang, our now-former director, did not have a “direct or indirect material interest” in such transactions within the meaning of Item 404 of Regulation S-K.  While Mr. Wang’s biography, included in the prior versions of the registration statement, described his position with Xin Jun Long as the “general manager” this was a mistranslation.  Mr. Wang’s role with Xin Jun Long was, and is, the equivalent of a director.  In addition, while he is a shareholder of Xin Jun Long, he owns less than 10% of the outstanding equity securities of the company.

Staff Comment 30:               We note your response to prior comment 27. With a view toward clarified disclosure, please tell us why you would issue debt and shares to one individual in consideration for loans from several individuals.

30.  Hantao Cui, the spouse of Lei Xia represented to us that she had acquired all of the loans that we received in December 2001 from their initial lenders.  Ms. Cui forgave all of these loans in exchange for the shares of our common stock that we issued to her in June 2006.

Staff Comment 31:               Please expand your disclosure provided in response to prior comment 28 to clarify when you obtained the bank loan, the amount of the loan, and when the loan must be repaid. Also, from exhibit 10.11, it appears that your chief executive officer also owns the property and that other related parties provided guarantees. Please tell us why those relationships are not disclosed and where the related agreements are filed.

31.  We have revised the disclosure accordingly.  The related party guarantee agreements are being filed as Exhibits 10.27-10.29.

Staff Comment 32:               Please reconcile the disclosure in the paragraph numbered 3 of the issuance of 371,842 shares for the use of a condominium with the reference on page 41 to the issuant of 371,842 shares for services.

32.  We have revised the disclosure on page 41 to indicate that the shares were issued in exchange for allowing use of the condominium as collateral for a bank loan.

Staff Comment 33:               We reissue prior comment 29 in part. It appears that you did not respond to the second bullet.

33.  We have revised the disclosure on page 41 of the Registration Statement to clarify why transactions had to be domiciled in Hong Kong and how GenNext was able to do this in a manner that SinoHub could not.

Russell Mancuso March 16, 2009 Page 12

Staff Comment 34:               Refer to the last bullet point of prior comment 29. Please disclose how the $1,000,000 amount mentioned in the fourth paragraph of the section numbered 4 was determined. Likewise, please clarify how the amount of service fees mentioned in that paragraph was determined.

34.  We have revised the registration statement to disclose how the two amounts were determined.

Staff Comment 35:               Refer to the paragraph numbered 5. Please disclose the principle followed in determining the amount that you would pay the affiliate for B2B Chips. Also disclose the persons making that determination and their relationship to you. If the assets were acquired by the related party within two years prior to their sale to you, state the cost of the assets to the related party.

35.  To clarify, the Company did not “acquire” B2B Chips.  B2B Chips is our indirectly, wholly-owned subsidiary in Hong Kong that acquired SinoHub Technology (Hong Kong) Limited.  In connection with the formation of SinoHub Technology (Hong Kong) Limited in May 2007 by Henry T. Cochran, our CEO and Chairman, and Lei Xia, our President and a member of our Board of Directors, Messrs. Cochran and Xia made an aggregate capital contribution of approximately HKD 10,000 ($1,290) to SinoHub Technology.  SinoHub Technology never conducted any business and its sole asset at all times was a Hong Kong bank account with a cash balance equal to the initial capital contributions of HKD 10,000 ($1,290),less organizational expenses.  The acquisition of SinoHub Technology by B2B Chips on April 10, 2008, (less than a year after the formation of SinoHub Technology) was a purchase for convenience and the purchase price was fixed by our CFO of the Company, Le De Hai at HKD 10,000 ($1,290), the value of SinoHub Technology’s sole asset, i.e., the cash balance of its bank account and the prior organizational expenses of the company.  A copy of the acquisition agreement with respect to SinoHub Technology (Hong Kong) Limited is being filed with Amendment No. 3 to the Registration Statement as Exhibit 10.31.

Staff Comment 36:               Please tell us why the acquisition of SinoHub SCM Shanghai mentioned in page 19 is not a related-party transaction that must be described in this section.

36.  We have revised the related transactions section to disclose this acquisition.

Sales by Affiliates, page 34

Staff Comment 37:               Please expand your response to prior comment 33 to:

•	clarify how the Form 8-K provided all disclosure required by Form 10 Item 10 for the full period required by Regulation S-K Item 701 as it relates to securities issuances by the operating company; and

•	tell us where you provided the financial statements for the period ended March 31, 2008 that would have been required in a Form 10 filed on May 20, 2008, the date you filed the Form 8-K.

Russell Mancuso March 16, 2009 Page 13

37.  The Form 8-K filed on May 20, 2008 did not include the disclosures required by Item 701 of Regulation S-K or the financial statements for Liberty Alliance or SinoHub, Inc. for the period ended March 31, 2008.  We have taken and will take the following steps to remedy these disclosure deficiencies:

-
The Form S-1 registration statement includes, and we will file an amendment to the Form 8-K which will include, all of the disclosures required by Item 701 of Regulation S-K with respect to SinoHub, Inc. for the four years ending December 31, 2008, thereby covering the three year period of disclosure that was required in the Form 8-K and that will be required in the Form 10-K; and

-
The amendment to the Form 8-K will include the financial statements for Liberty Alliance and SinoHub, Inc. for the period ended March 31, 2008, as well as the pro forma financial information for the year ended December 31, 2007 and March 31, 2008 required by Regulation S-X.

Selling Stockholders, page 36

Staff Comment 38:               With regard to the offered shares that were not originally required in the September 30, 2008 “PIPE offering,” please disclose when selling stockholders acquired the offered shares. Include the date of the transaction and, the amount of consideration paid. If securities were issued for services, please disclose the nature, amount and duration of the services.

38.  We have added disclosure to the “Selling Stockholders” section on page 49 with respect to the Selling Stockholders who did not participate in the PIPE offering.

Consolidated Financial Statements, page F-1

Staff Comment 39:               Please update the financial statements as required by Rule 3-12 of Regulation S-X, as necessary.

39. In Amendment No. 3 we are providing financial statements as of December 31, 2008.  To the extent required by Regulation S-X, we will update the financial statements in subsequent amendments.

Note 10. Stock Options, page F-29

Staff Comment 40:               Please refer to prior comment 38. Although we note the disclosure added, it is not clear why it identifies “preferred stock” issuances in November and December 2007 since the consolidated statements of stockholders’ equity on page F-18 presents the equity transaction as the issuance of common stock. Please tell us in detail how these common stock transactions impacted your assessment of the fair value of your common stock used to determine the exercise price of the stock options. Additionally, tell us why the stock options were issued at a discount relative to the November and December 2007 equity transactions.

Russell Mancuso March 16, 2009 Page 14

40.  Because the merger of Liberty Alliance and SinoHub that was completed on May 14, 2008 was a reverse merger pursuant to which SinoHub was the accounting acquirer, SinoHub became the successor to all of Liberty Alliance’s reporting obligations under the Exchange Act and the historical financial statements of SinoHub became the historical financial statements of the reporting company as of May 14, 2008.  The shares of Series C preferred stock issued in November and December 2007 by SinoHub, Inc. were exchanged for shares of common stock of Liberty Alliance in the merger that was completed on May 14, 2008.  As described in our response to comment 25 herein above, the options to purchase common stock of SinoHub issued in December 2007 contemporaneously with the Series C preferred stock were issued with an exercise price fixed at approximately a 75% discount to the purchase price of the preferred stock as determined by the Board of Directors.

Recent Sales of Unregistered Securities, page 41

Staff Comment 41:               Please expand your response to prior comment 39 to clearly show us how to reconcile the disclosure in this section with the information in your publicly filed Statements of Stockholders’ Equity and to the number of shares that you disclose as currently outstanding.

41.  At December 31, 2008 SinoHub, Inc. had 24,501,989 shares of common stock outstanding.  These shares include the 20,000,190 shares that were outstanding at the conclusion of the reverse 1 for 3.5 split on July 18, 2008 (the odd amount is the result of rounding up) and 4,406,533 shares sold in a private investment in public equity on September 10, 2008. Employee stock grants of 22,200 shares were made on October 29, 2008. From July 29, 2008 to November 19, 2008, SinoHub issued an aggregate of 1,900 shares to investors in the interest of obtaining as many round lot stockholders as possible. In 2008, employees exercised options to purchase 71,166 shares. The total of these figures is 24,501,989 shares.

Staff Comment 42:               Please reconcile your revised disclosure here that you issued 510,000 to the consultants in July 2008 with the disclosure on page 9 that you issued the shares at the May 2008 closing of the merger.

42.  We have revised the disclosure relating to the 510,000 shares in all instances to indicate that the shares were issued upon the closing of the merger on May 14, 2008.

Staff Comment 43:               Please tell us where this section discloses the issuances to the odd lot stockholders mentioned in your information statement filed June 24, 2008. Clearly disclose how those issuances “in consideration for” a lock-up were exempt from registration under the Securities Act. Also, with a view toward disclosure in an appropriate section of your document, please tell us:

•	the identity of each person who received shares to increase the investor’s holdings to a round lot;

Russell Mancuso March 16, 2009 Page 15

•	the relationship of that person to you;

•	the number of shares issued; and

•	the exhibit number of the lock-up agreement.

43.  The issuance of an aggregate of 1,900 shares of our common stock to odd lot holders in May 2008 as the sole consideration for the execution and delivery of lock-up agreements by these stockholders was completed as a private placement exempt from registration pursuant to Section 4(2) of the Securities Act consistent with the relevant criteria established in SEC v. Ralston Purina Co., 346 U.S. 119 (1953), and its progeny.  All of the shares were issued to ten natural persons who acquired the shares for themselves or as trustees or guardians for other entities or persons.  All of these investors were current stockholders of the Company at the time of issuance who were shareholders of Liberty Alliance prior to the merger but who otherwise had no relationship with the Company.  The names of these investors and the number of shares issued to each investor is set forth on Exhibit A attached hereto.  A copy of the form of lock-up agreement executed by these investors was Exhibit B of the information statement filed with the Commission on June 24, 2008.  A copy of the form of that lock-up agreement executed by these investors will be filed as exhibit 10.25 to Amendment No. 3 to the Registration Statement.

Exhibits, page 43

Staff Comment 44:               Please file the acquisition agreements mentioned in your disclosure in response to prior comment 16 regarding the acquisition of SinoHub SCM Shanghai and B2B Chips.

44.  The agreements relating to the acquisition of SinoHub SCM Shanghai and SinoHub Technology (Hong Kong), the latter by B2B Chips, are being filed as Exhibits 10.28 and 10.29 respectively to Amendment No. 3 to the Form S-1 registration statement.

Staff Comment 45:               Please file as an exhibit the agreement to extend the date of effectiveness of the registration statement. We note the disclosure on page 33.

45.  There has been a subsequent extension since Amendment No. 2 to the Registration Statement was filed superseding the initial extension and a further amendment to the registration rights agreement.  Both extensions and the subsequent amendment are being filed as Exhibits 10.6.1 and 10.6.2 to Amendment No. 3 to the Registration Statement.  We have updated the disclosure in the Registration Statement accordingly.

Staff Comment 46:               We reissue prior comment 40. Your exhibit index continues to be unclear as to where you filed exhibit 3.1. Likewise, the location of other exhibits, like 10.1 and 10.4 appears to be misidentified in your exhibit index.

Russell Mancuso March 16, 2009 Page 16

46.   We have updated the exhibit index as appropriate.

Staff Comment 47:               Please expand your response to prior comment 41 to clarify who was the party identified in the previous version of the exhibits you filed. Why is that party no longer identified in the exhibits?

47.  This is the result of an error in translation.  The prior party identified in the translation and in the exhibit index was SinoHub SCM Shenzhen, the Company’s subsidiary which is party to the agreement.  The prior translation translated the Chinese characters in SCM Shenzen’s name instead of using the English version of SCM Shenzen’s name.  The current index and translated exhibit reflect the SCM Shenzen name.

Staff Comment 48:               Please file complete exhibits. For example, we note the missing signature pages in exhibits 10.10 – 10.12.

48.  We are filing complete copies of our current loan agreements as Exhibits 10.10-10.12 to Amendment No. 3 to the Registration Statement.

Form 10-Q for the quarter ended September 30, 2008

Evaluation of Disclosure Controls and Procedures, page 25

Staff Comment 49:               We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to proved reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.hmt>.

49.           We have filed an amended Form 10-Q for the quarter ended September 30, 2008 which amends and restates Item 4T. to conform to the requirements of Items 307 and 308 of Regulation S-K and Release No. 33-8238.:

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Russell Mancuso March 16, 2009 Page 17

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s comments with respect to the Registration Statement.  Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4853 or by fax to 617-946-4801 or to Mark Katzoff of our office at (617) 946-4887.

Very truly yours,

SEYFARTH SHAW LLP

/s/Gregory L. White
Gregory L. White

:mak
cc:	Tom Jones
Henry T. Cochran
Mark A. Katzoff
William J. Hanlon

Russell Mancuso March 16, 200 Page 18

EXHIBIT A

RECIPIENTS OF ODD LOT SHARES

Last Name	First Name	Shares owned Prior to Odd- Lot Issuance	Odd- Lot Share Issuance	Odd-Lot Share Issue_Date	State
Tidwell	Hannah	22	78	8/6/2008	UT
Haun	Evaloy R	22	78	8/6/2008	UT
Harker	Brent	36	64	8/6/2008	UT
Claerhout	Arthur	36	64	8/12/2008	UT
Hoehne C/F Jonathan Mali Hoehne	Darrell Ray	2	98	8/13/2008	IA
Hoehne C/F David Rodney Hoehne	Darrell Ray	2	98	8/13/2008	IA
Hoehne C/F Amy Josephine Hoehne	Darrell Ray	2	98	8/13/2008	IA
Hoehne C/F David Rodney Hoehne	Doah Ravu	2	98	8/13/2008	IA
Hoehne C/F Michelle Ropa Hoehne	Doah Ravu	2	98	8/13/2008	IA
Hoehne C/F Amy Josephine Hoehne	Doah Ravu	2	98	8/13/2008	IA
Hoehne C/F Jonathan Mali Hoehne	Doah Ravu	2	98	8/13/2008	IA
Hoehne &	Doah Ravu	2	98	8/13/2008	IA
Hoehne &	Darrell Ray	2	98	8/13/2008	IA
Hoehne &	Darrell Ray	2	98	8/13/2008	IA
Hoehne	Doah Ravu	2	98	8/13/2008	IA
Hoehne	Darrell Ray	2	98	8/13/2008	IA
Hoehne C/F Michelle Ropa Hoehne	Darrell Ray	2	98	8/13/2008	IA
Wood	Lorraine H	4	96	9/2/2008	UT
Burnett	Neil	15	85	10/23/2008	UT
Adams	Rhonda	36	64	10/23/2008	UT
Chen	Tzu C	3	97	11/19/2008	OH